Cloud Services Agreement AMGENTECH, INC.

This Cloud Services Agreement (CSA) and applicable Attachments and Transaction Documents (TDs) are the complete agreement regarding transactions under this CSA (together, the "Agreement") under which Client may order Cloud Services. Attachments typically contain additional terms that apply to similar types of offerings. TDs, such as service descriptions, order documents or statements of work, contain specific details related to an order for a Cloud Service and there may be more than one TD providing the details of an order. In the event of conflict, an Attachment prevails over this CSA and a TD prevails over both the CSA and any Attachment.

1. Cloud Services

a. A Cloud Service is an Amgentech branded offering provided by Amgentech, Inc. and made available via a network. Each Cloud Service described in an Attachment or a TD. Cloud Services are designed to be available 24/7, subject to maintenance. Client will be notified of scheduled maintenance. Technical support and service level commitments, if applicable, are specified in an Attachment or TD.

b. Client accepts an Attachment or TD by ordering, enrolling, using, or making a payment for the Cloud Service. When Amgentech accepts Client's order, Amgentech provides Client the authorizations specified in the TD. The term, including any renewal term, for a Cloud Service is described in an Attachment or TD.

c. Amgentech will provide the facilities, personnel, equipment, software, and other resources necessary to provide the Cloud Services and generally available user guides and documentation to support Client's use of the Cloud Service. Clientwill provide hardware, software and connectivity to access and use the Cloud Service, including any required Client- specific URL addresses and associated certificates. An Attachment or TD may have additional Client responsibilities.

d. Client may access a Cloud Service only to the extent of authorizations acquired by Client. Client is responsible for use of Cloud Services by any user who accesses the Cloud Service with Client's account credentials. A Cloud Service may not be used in any jurisdiction for unlawful, obscene, offensive or fraudulent Content or activity, such as advocating or causing harm, interfering with or violating the integrity or security of a network or system, evading filters, sending unsolicited, abusive, or deceptive messages, viruses or harmful code, or violating third party rights. If there is a complaint or notice of violation, use may be suspended until resolved, and terminated if not resolved promptly. Client may not i) resell direct access to a Cloud Service to a third party outside Client's Enterprise; or ii) combine Cloud Services with Client's value add to create a commercially available Client branded solution for which Client charges a fee.

2. Content and Data Protection

a. Content consists of all data, software, and information that Client or its authorized users provides, authorizes access to, or inputs to the Cloud Service. Use of the Cloud Service will not affect Client's existing ownership or license rights in such Content. Amgentech and its contractors, and sub processors may access and use the Content solely for the purposeof providing and managing the Cloud Service, unless otherwise described in a TD.

b. Client is responsible for obtaining all necessary rights and permissions to enable, and grants such rights and permissions to, Amgentech, and its contractors and sub processors to use, provide, store and process Content in the Cloud Service. This includes Client making necessary disclosures and obtaining consent, if required, before providing individuals' information, including personal or other regulated information in such Content.

c. Upon request by either party, Amgentech, Client or their affiliates will enter into additional agreements as required by law in the prescribed form for the protection of personal or regulated personal data included in Content. The parties agree (and will ensure that their respective affiliates agree) that such additional agreements will be subject to the terms of theAgreement.

d. Amgentech will return or remove Content from Amgentech computing resources upon the expiration or cancellation of the Cloud Service, or earlier upon Client's request. Amgentech may charge for certain activities performed at Client's request. Amgentech does not archive Content, however some Content may remain in Cloud Service backup files until expiration of such files as governed by Amgentech's backup retention practices.

e. Each Cloud Service is designed to protect Content as described in the Agreement. Amgentech will treat all Content as confidential by not disclosing Content except to Amgentech employees, contractors, and sub processors, and only to the extent necessary to deliver the Cloud Service, unless otherwise specified in a TD. Specific security features and functions of a Cloud Service may be provided in an Attachment and TDs. Client is responsible to assess the suitability of each Cloud Service for Client's intended use and Content. By using the Cloud Service, Client acknowledges that it meets Client's requirements and processing instructions.

f. Client acknowledges that i) Amgentech may modify the DSP from time to time at Amgentech's sole discretion and ii) such modifications will supersede prior versions. The intent of any modification to the DSP will be to i) improve or clarifyexisting commitments, ii) maintain alignment to current adopted standards and applicable laws, or iii) provide additional commitments. No modification to the DSP will materially degrade the security of a Cloud Service.

3. Changes

a. Amgentech may modify a Cloud Service, without degrading its functionality or security features.

b. Amgentech may withdraw a Cloud Service on 12 months' notice, unless otherwise stated in a TD. Amgentech will continue to provide the Cloud Service for the remainder of Client's unexpired term or work with Client to migrate to another offering.

c. Since this CSA may apply to many future orders, Amgentech may modify this CSA by providing Client at least three months' written notice. Changes are not retroactive; they apply, as of the effective date, only to new orders, ongoing Cloud Services that do not expire, and renewals. For transactions with a defined renewable contract period, Client may request that Amgentech defer the change effective date until the end of the current contract period. Client accepts changes byplacing new orders or continuing use after the change effective date or allowing transactions to renew after receipt of the change notice. Except as provided above, all changes to the Agreement must be in writing accepted by both parties.

4. Warranties

a. Amgentech warrants that it provides Cloud Services using commercially reasonable care and skill in accordance with the applicable Attachment or TD. The warranty for a Cloud Service ends when the Cloud Service ends.

b. Amgentech does not warrant uninterrupted or error-free operation of a Cloud Service or that Amgentech will correct all defects or prevent third party disruptions or unauthorized third-party access. These warranties are the exclusive warranties from Amgentech and replace all other warranties, including the implied warranties or conditions of satisfactory quality, merchantability, non-infringement, and fitness for a particular purpose. Amgentech warranties will not apply if there has been misuse, modification, damage not caused by Amgentech, failure to comply with instructions provided by Amgentech, or if otherwise stated in an Attachment or TD. Non-Amgentech services are sold under the Agreement as-is, without warranties of any kind. Third parties may provide their own warranties to Client.

5. Charges, Taxes, and Payment

a. Client agrees to pay all applicable charges specified for a Cloud Service, charges for use in excess of authorizations, and any late payment fees. Charges are exclusive of any customs or other duty, tax, and similar levies imposed by any authority resulting from Client's acquisitions under the Agreement and will be invoiced in addition to such charges. Amounts are due upon receipt of the invoice and payable within 30 days of the invoice date to an account specified by Amgentech. Prepaid Services must be used within the applicable period. Amgentech does not give credits or refunds for any prepaid,one-time charges, or other charges already due or paid. Amgentech may change charges on thirty days' notice or as specifiedin a TD.

b. Client agrees to: i) pay withholding tax directly to the appropriate government entity where required by law; ii) furnish a tax certificate evidencing such payment to Amgentech; iii) pay Amgentech only the net proceeds after tax; and iv) fully cooperate withAmgentech in seeking a waiver or reduction of such taxes and promptly complete and file all relevant documents.

6. Liability and Indemnity

a. Amgentech's entire liability for all claims related to the Agreement will not exceed the amount of any actual direct damages incurred by Client up to the amounts paid (if recurring charges, up to one (1) months' charge applies) for the service that is the subject of the claim, regardless of the basis of the claim. Amgentech will not be liable for special, incidental, exemplary, indirect, or economic consequential damages, or lost profits, business, value, revenue, goodwill, or anticipated savings. These limitations apply collectively to Amgentech, its affiliates, contractors, sub processors, and suppliers.

b. The following amounts are not subject to the above cap: i) third party payments referred to in the paragraph below; and ii) damages that cannot be limited under applicable law.

c. Amgentech has no responsibility for claims based on non-Amgentech products and services, items not provided by Amgentech, or anyviolation of law or third-party rights caused by Client's Content, materials, designs, or specifications.

7. Termination

a. Amgentech may suspend, revoke or limit Client's use of a Cloud Service if Amgentech determines there is a material breach of Client's obligations, a security breach, or violation of law. If the cause of the suspension can reasonably be remedied, Amgentech will provide notice of the actions Client must take to reinstate the Cloud Service. If Client fails to take such actionswithin a reasonable time, Amgentech may terminate the Cloud Service. Failure to pay is a material breach.

b. Either party may terminate this CSA: i) without cause on at least one month's notice to the other after expiration or termination of its obligations under the Agreement; or ii) immediately for cause if the other is in material breach of the Agreement, provided the one who is not complying is given notice and reasonable time to comply. Any terms that by their nature extend beyond the Agreement termination remain in effect until fulfilled, and apply to successors and

assignees. Termination of this CSA does not terminate TDs, and provisions of this CSA as they relate to such TDs remain in effect until fulfilled or otherwise terminated in accordance with their terms.

c. Client may terminate a Cloud Service on three months' notice.

8. Governing Laws and Geographic Scope

a. Each party is responsible for complying with: i) laws and regulations applicable to its business and Content; and ii) import, export and economic sanction laws and regulations. Client is responsible for its use of Amgentech and non-Amgentech products and services.

9. General

a. Amgentech is an independent contractor, not Client's agent, joint venturer, partner, or fiduciary, and does not undertake to perform any of Client's regulatory obligations, or assume any responsibility for Client's business or operations. Each party is responsible for determining the assignment of its personnel, and all contractors and subprocessors, and for their direction, control, and compensation.

b. Amgentech maintains a set of business conduct and related guidelines covering conflicts of interest, market abuse, anti-bribery & corruption, and fraud. Amgentech and its personnel comply with such policies.

c. Amgentech and its affiliates, and their contractors and subprocessors, may, wherever they do business, store and otherwise process business contact information (BCI) of Client, its personnel and authorized users, for example, name, business telephone, address, email, and user ID for business dealings with them. Where notice to or consent by the individuals is required for such processing, Client will notify and obtain such consent.

d. Neither party may assign the Agreement, in whole or in part, without the prior written consent of the other. Assignment of Amgentech rights to receive payments or assignment by Amgentech in conjunction with the sale of the portion of Amgentech's business that includes a service is not restricted.

e. This CSA applies to Amgentech and Client.

f. All notices under the Agreement must be in writing and sent to the business address specified for the Agreement, unless a party designates in writing a different address. The parties consent to the use of electronic means and facsimile transmissions for communications as a signed writing. Any reproduction of the Agreement made by reliable means is considered an original. The Agreement supersedes any course of dealing, discussions or representations between the parties.

No right or cause of action for any third party is created by the Agreement or any transaction under it. Neither party will bring a legal action arising out of or related to the Agreement more than two years after the cause of action arose. Neither party is responsible for failure to fulfill its non-monetary obligations due to causes beyond its control. Each party will allow the other reasonable opportunity to comply before it claims the other has not met its obligations. Where approval, acceptance, consent, access, cooperation or similar action by either party is required, such action will not be unreasonably delayed or withheld.

g. Amgentech may use personnel and resources in locations worldwide, including third party contractors and subprocessors to support the delivery of the Cloud Services. Amgentech may transfer Content, including personally identifiable information, across country borders. Amgentech is responsible for the obligations under the Agreement even if Amgentech uses a third-party contractor or subprocessors unless otherwise set forth in a TD. Amgentech will require subprocessors with access to Content to maintain technical and organizational security measures that will enable Amgentech to meet its obligations for a Cloud Service. A current list of subprocessors and their roles will be provided upon request.

h. Amgentech may offer additional customization, configuration or other services to support Cloud Services, as detailed in a TD.

Cloud Services Agreement Transaction Document

Client accepts this Transaction Document ("TD") and the applicable Service Descriptions by ordering, enrolling, using, or making payment for, the Cloud Service, the terms and conditions of which are described in the Cloud Services Agreement (CSA).

Cloud Service(s) and Prices

Monthly Service Levels Amounts	Monthly Subscription Level (USD*)
** All Dollars are stated in United States Dollars*	
Hands on services Backup service Business Continuity Services Router management DNS Management OS Management System Administration Bulk email professional service Domain name management	$2000.00

Renewal

Clients signing up for this tier commit to a minimum spend equal to the monthly subscription level above. Clients are able to access the Services enumerated in the table above for a period of 2 years. Client subscription will automatically renew after 24 months at the then-current rates based on the metrics described in the applicable Service Description for an additional 12 months, until cancelled by the client.

Agreed to, for Jace Inc.

By ______________________
Steven Budin, President

Address:
1521 Alton Road, Suite 359
Miami Beach, FL 33142

Agreed to, for Amgentech, Inc.

By ______________________
William Sanchez, President

Address:
454 S Yonge Street, 7C
Ormond Beach, FL 32174